

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

<u>Via E-mail</u>
Bruce Davis
Principal Executive Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

> **Re:** **Digimarc Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed April 26, 2012**
> **File No. 001-34108**

Dear Mr. Davis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief